Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF SUPERVISORY COMMITTEE

The supervisory committee (the “Supervisory Committee”) of PetroChina Company Limited (the “Company”) hereby announces that the Supervisory Committee has considered and approved the resolution on amendments to the rules of procedures of Supervisory Committee (the “Rules of Procedures of Supervisory Committee”), and it was approved that such proposed amendments be submitted to the general meeting of the Company for consideration.

The proposed amendments to the Rules of Procedures of Supervisory Committee are set out as follows:

Original articles	Revised articles after the proposed amendments
Article 1	Article 1
In order to further improve the corporate governance structure of the Company, standardize the procedure and voting procedures of the Supervisory Committee of the Company, and improve the supervision mechanism of the Company, these rules are formulated in accordance with the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Articles of Association of Listed Companies Abroad, the Guidelines for the Articles of Association of Listed Companies (revised in 2006), the Guidelines for the Governance of Listed Companies and other relevant laws and regulations of the places where the company are listed and the Articles of Association of PetroChina Company Limited (hereinafter referred to as the “Articles of Association”), and with reference to the Model Rules of Procedure for the Supervisory Committee of Listed Companies of Shanghai Securities Exchange.	In order to further improve the corporate governance structure of the Company, standardize the procedure and voting procedures of the Supervisory Committee of the Company, and improve the supervision mechanism of the Company, these rules are formulated in accordance with the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), ~~the Articles of Association of Listed Companies Abroad, the Guidelines for the Articles of Association of Listed Companies (revised in 2006),~~ the Guidelines for the Governance of Listed Companies and other relevant laws and regulations of the places where the company are listed and the Articles of Association of PetroChina Company Limited (hereinafter referred to as the “Articles of Association”), and with reference to ~~the Model Rules of Procedure for the Supervisory Committee of Listed Companies of Shanghai Securities Exchange~~ the Guidelines of the Supervisory Committee of Listed Companies.

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Article 3	Article 3
According to relevant laws, administrative regulations, the Articles of Association and other relevant regulations, the Supervisory Committee will focus on supervising the Company’s financial activities and the behaviors of the Company’s directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in performing their duties in order to ensure that the Company’s assets and shareholders’ rights and interests are not infringed upon.	~~According to relevant laws, administrative regulations, the Articles of Association and other relevant regulations, the~~ The Supervisory Committee will ~~focus on supervising~~ check the Company’s ~~financial activities~~ financial affairs and supervise ~~behaviors of~~ the Company’s directors~~, president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel ~~in performing their duties in order to ensure that the Company’s assets and shareholders’ rights and interests are not infringed upon~~ legally performing their duties, exercising other functions and powers stipulated in the Articles of Association, and safeguard the legitimate rights and interests of the Company and its shareholders.
Article 5	Article 5

Supervisors recommended by shareholders shall be elected and removed at shareholders’ meeting. Employee representative supervisors shall be democratically elected and removed by the employees of the Company. Directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not concurrently serve as supervisors. The term of office of supervisors is three years, and the supervisor may be re-elected. The term of office of supervisors shall be calculated from the date of approval at the shareholders’ meeting.

If the supervisor fails to be re-elected in time after the expiration of his/her term of office, or if the resignation of the supervisor during his/her term of office results in the number of members of the Supervisory Committee being lower than the quorum, the original supervisor shall still perform the duties of supervisor in accordance with the provisions of laws, administrative regulations and the Articles of Association before the re-elected supervisor takes office.

Supervisors recommended by shareholders shall be elected and removed at shareholders’ meeting. Employee representative supervisors shall be democratically elected and removed by the employees of the Company. Directors~~, presidents, senior vice presidents, vice presidents, chief financial officer~~ and ~~other~~ senior management personnel shall not concurrently serve as supervisors. The term of office of supervisors is three years, and the supervisor may be re-elected. The term of office of supervisors shall be calculated from the date of ~~approval at the shareholders’ meeting~~ appointment.

If the supervisor fails to be re-elected in time after the expiration of his/her term of office, or if the resignation of the supervisor during his/her term of office results in the number of members of the Supervisory Committee being lower than the quorum, the original supervisor shall still perform the duties of supervisor in accordance with the provisions of laws, administrative regulations and the Articles of Association before the re-elected supervisor takes office.

Article 7	Article 7
In addition to meeting the qualifications stipulated in the Company Law and the Articles of Association, supervisors shall also meet the following conditions:	In addition to meeting the qualifications stipulated in the Company Law and the Articles of Association, supervisors shall also meet the following conditions:

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(1) familiar with and able to implement the relevant laws, administrative regulations and rules and regulations of PRC;

(2) safeguarding the rights and interests of shareholders in accordance with the law and having a high sense of responsibility for preserving and increasing the value of the Company’s assets;

(3) having knowledge of finance, accounting, auditing, capital operation, law and macro-economy, being familiar with the Company’s management and rules and regulations, and having many years of relevant working experience;

(4) adhering to principles, fairness, honesty and self-discipline, loyal to their duties;

(5) having a strong comprehensive analysis and judgment ability.

(1) familiar with and able to implement the relevant laws, administrative regulations and rules and regulations of PRC;

(2) safeguarding the rights and interests of shareholders in accordance with the law and having a high sense of responsibility for preserving and increasing the value of the Company’s assets;

(3) having knowledge of finance, accounting, auditing, capital operation, law and macro-economy, being familiar with the Company’s management and rules and regulations, and having many years of relevant working experience;

(4) adhering to principles, fairness and justice, honesty and self-discipline, loyal to their duties;

(5) having a strong comprehensive analysis and judgment ability.

Article 9	Article 9

The Supervisory Committee shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers according to law:

(1) to review the Company’s regular reports prepared by the board of directors and put forward written examination opinions;

(2) to check the Company’s financial affairs;

(3) to supervise the acts of directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company in performing their duties, and proposing the removal of the aforesaid personnel when violating the law, administrative regulations, the Articles of Association or resolutions of the shareholders’ meeting;

(4) when the acts of the directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company harm the interests of the Company, the aforesaid personnel shall be required to make correction;

(5) to review the financial reports, business reports, profit distribution plans and other financial information to be submitted by the board of directors to the shareholders’ meeting, and to entrust certified public accountants and practicing auditors in the name of the Company to assist in the review if any doubt is found;

The Supervisory Committee shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers according to law:

(1) to review the Company’s regular reports prepared by the board of directors and put forward written examination opinions;

(2) to check the Company’s financial affairs;

(3) to supervise the acts of directors~~, president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel of the Company in performing their duties, and proposing the removal of the ~~aforesaid personnel~~ the directors and senior management personnel when violating the law, administrative regulations, the Articles of Association or resolutions of the shareholders’ meeting;

(4) when the acts of the directors~~, president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel of the Company harm the interests of the Company, the directors and senior management personnel shall be required to make correction;

(5) to review the financial reports, business reports, profit distribution plans and other financial information to be submitted by the board of directors to the shareholders’ meeting, and to entrust certified public accountants and practicing auditors in the name of the Company to assist in the review if any doubt is found;

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(6) to propose the convening of an extraordinary shareholders’ meeting, and convene and preside over the shareholders’ meeting when the board of directors fails to perform its duties of convening and presiding over the shareholders’ meeting as stipulated in the Company Law;

(7) to submit proposals to the shareholders’ meeting;

(8) to negotiate with directors on behalf of the Company or bring lawsuits against directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in accordance with Article 152 of the Company Law;

(9) to carry out investigation when abnormal company operation is found;

(10) to conduct an annual review on the practice performance of external auditors together with the audit committee of the board of directors, and to make recommendations to the shareholders’ meeting on engagement, re-engagement and removal of external auditors and their audit service fees;

(11) to supervise the compliance of related party transactions;

(12) other functions and powers stipulated in the Articles of Association.

Supervisors attend the board meeting as nonvoting delegates.

(6) to propose the convening of an extraordinary shareholders’ meeting, and convene and preside over the shareholders’ meeting when the board of directors fails to perform its duties of convening and presiding over the shareholders’ meeting as stipulated in the Company Law;

(7) to submit proposals to the shareholders’ meeting;

(8) to negotiate with directors on behalf of the Company or bring lawsuits against directors, ~~president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel in accordance with ~~Article 152~~ Article 151 of the Company Law;

(9) to carry out investigation when abnormal company operation is found;

~~(10) to conduct an annual review on the practice performance of external auditors together with the audit committee of the board of directors, and to make recommendations to the shareholders’ meeting on engagement, re-engagement and removal of external auditors and their audit service fees;~~

(10) to supervise the compliance of related party transactions;

(11) other functions and powers stipulated in the Articles of Association.

Supervisors attend the board meeting as nonvoting delegates and can raise questions or suggestions on matters decided by the board of directors.

Article 10	Article 10
Supervisors have the right and interest to know and inquire about the Company’s operation. When necessary, the Supervisory Committee can independently employ intermediary agencies to help them perform their duties.	Supervisors have the ~~right~~ power to know and inquire about the Company’s operation. When necessary, the Supervisory Committee can independently employ intermediary agencies to help them perform their duties.
Article 11	Article 11

The chairman of the Supervisory Committee, shall exercise the following duties and powers according to law:

(1) convening and presiding over meetings of the Supervisory Committee;

(2) responsible for the daily work of the Supervisory Committee;

The chairman of the Supervisory Committee, shall exercise the following duties and powers according to law:

(1) convening and presiding over meetings of the Supervisory Committee;

(2) responsible for the daily work of the Supervisory Committee;

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(3) reviewing and approving and signing the report of the Supervisory Committee and other important documents;

(4) checking the implementation of the resolutions of the Supervisory Committee;

(5) to make work reports to the shareholders’ meeting on behalf of the Supervisory Committee;

(6) according to the needs of supervision and inspection, may attend or appoint other supervisors and office personnel of the Supervisory Committee to attend relevant meetings of the Company;

(7) other duties that shall be performed by the chairman of the Supervisory Committee.

(3) reviewing and approving and signing the report of the Supervisory Committee and other important documents;

(4) checking the implementation of the resolutions of the Supervisory Committee;

(5) to ~~make~~ produce work reports to the shareholders’ meeting on behalf of the Supervisory Committee;

(6) according to the needs of supervision and inspection, may attend or appoint other supervisors and office personnel of the Supervisory Committee to attend relevant meetings of the Company;

(7) other duties that shall be performed by the chairman of the Supervisory Committee.

Article 12	Article 12

Establish a normal supervision system for the Company’s financial affairs, and the Supervisory Committee will regularly or irregularly inspect the Company’s financial situation, including the following ways:

(1) to check the Company’s financial reports, audit reports, accounting vouchers, accounting books and other financial and accounting information as well as other information related to the operation and management activities.

The financial department of the Company shall report the monthly, quarterly, semi-annual and annual financial reports and their analysis and explanation to the office of the Supervisory Committee on the second business day after the work completed in order to master the financial situation of the Company. The financial personnel shall have the obligation to explain the doubts found by the Supervisory Committee in the financial report to the inspectors and make written explanations when necessary. Relevant departments and personnel shall not refuse, conceal, or falsify reports.

(2) to listen to the reports of the Company’s chief financial officer on finance, asset status and operation and management, and to participate in relevant financial meetings held by the Company.

(3) to go deep into the subordinate units of the company, conduct investigations and on-site inspections, and if problems are found, require the person in charge of the company to explain the relevant problems. When necessary, social intermediary organizations can be employed to carry out audit investigations.

Establish a normal supervision system for the Company’s financial affairs, and the Supervisory Committee will regularly or irregularly inspect the Company’s financial situation, including the following ways:

(1) to check the Company’s financial reports, audit reports, accounting vouchers, accounting books and other financial and accounting information as well as other information related to the operation and management activities.

The financial department of the Company shall report the monthly, quarterly, semi-annual and annual financial reports and their analysis and explanation to the office of the Supervisory Committee on the second business day after the work completed in order to master the financial situation of the Company. The financial personnel shall have the obligation to explain the doubts found by the Supervisory Committee in the financial report to the inspectors and make written explanations when necessary. Relevant departments and personnel shall not refuse, conceal, or falsify reports.

(2) to listen to the reports of the Company’s chief financial officer on finance, asset status and operation and management, and to participate in relevant financial meetings held by the Company.

(3) to go deep into the subordinate units of the company, conduct investigations and on-site inspections, and if problems are found, require the person in charge of the company to explain the relevant problems. When necessary, social intermediary organizations can be employed to carry out audit investigations.

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(4) at least once every six months to listen to the relevant work report of financial, auditing, accounting firms, human resource, discipline inspection and supervision departments and units.	(4) ~~at least once every six months~~ to listen to the relevant work report of financial, auditing, ~~accounting firms,~~ human resource, discipline inspection, accounting firms and supervision departments and units regularly.
Article 13	Article 13
The Supervisory Committee may perform its duties by holding hearings, financial sampling audit investigations, supervisors’ inspections, special investigations, etc.	The Supervisory Committee may perform its duties by holding hearings, financial sampling ~~audit~~ investigations, supervisors’ inspections, special investigations, etc.
Article 19	Article 19
When members of the Supervisory Committee have achieved outstanding results in supervision and inspection and made important contributions to safeguarding the interests of the Company and shareholders, the Company shall be advised to provide rewards.	When members of the Supervisory Committee have achieved outstanding results in supervision and inspection and made important contributions to safeguarding the interests of the Company and shareholders, the Company ~~shall be advised to~~ may provide rewards.
Article 20	Article 20
The directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company shall provide necessary assistance for supervisors to perform their duties normally, and shall not interfere or obstruct. All relevant departments of the Company, professional companies and regional companies shall actively support and closely cooperate with the work of the Supervisory Committee, truthfully provide relevant information and materials, and shall not refuse, conceal or falsify reports.	The directors~~, president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel of the Company shall provide necessary assistance for supervisors to perform their duties normally, and shall not interfere or obstruct. All relevant departments of the Company, professional companies and regional companies shall actively support and closely cooperate with the work of the Supervisory Committee, truthfully provide relevant information and materials, and shall not refuse, conceal or falsify reports.
Article 23	Article 23

Under any of the following circumstances, the Supervisory Committee shall convene an extraordinary meeting within ten days:

(1) when any supervisor proposes to convene the meeting;

(2) when the general meetings and the meetings of the board of directors have passed resolutions that violates the regulations and requirements of law, rules, regulations, regulatory authorities, the Articles of Association, resolutions of the general meeting and other relevant provisions;

(3) when the misconduct of director, president, senior vice president, vice president, chief financial officer and other senior management personnel, may cause significant damage to the company or adverse effects in the market;

Under any of the following circumstances, the Supervisory Committee shall convene an extraordinary meeting within ten days:

(1) when any supervisor proposes to convene the meeting;

(2) when the general meetings and the meetings of the board of directors have passed resolutions that violates the regulations and requirements of law, rules, regulations, regulatory authorities, the Articles of Association, resolutions of the general meeting and other relevant provisions;

(3) when the misconduct of director~~, president, senior vice president, vice president, chief financial officer~~ and ~~other~~ senior management personnel, may cause significant damage to the company or adverse effects in the market;

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(4) when directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are sued by shareholders;

(5) when the Company, directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are punished by the securities regulatory authorities or publicly condemned by the exchanges where the Company is listed;

(6) when the securities regulatory authorities request the convening of the meeting;

(7) other circumstances stipulated in this Articles of Association;

(8) other circumstances under which the Supervisory Committee considers it is necessary to convene an extraordinary meeting.

(4) when the Company, directors, supervisors~~, presidents, senior vice presidents, vice presidents, chief financial officer~~ and ~~other~~ senior management personnel are sued by shareholders;

(5) when the Company, directors, supervisors~~, presidents, senior vice presidents, vice presidents, chief financial officer~~ and ~~other~~ senior management personnel are punished by the securities regulatory authorities or publicly condemned by the exchanges where the Company is listed;

(6) when the securities regulatory authorities request the convening of the meeting;

(7) other circumstances stipulated in ~~this~~ the Articles of Association;

(8) other circumstances under which the Supervisory Committee considers it is necessary to convene an extraordinary meeting.

Article 24	Article 24

When a supervisor proposes to convene an extraordinary meeting of the Supervisory Committee, a written proposal signed by the proposing supervisor shall be submitted through the office of the Supervisory Committee or directly to the chairman of the Supervisory Committee. The written proposal shall include the following items:

(1) the name of the proposed supervisor;

(2) the reason for the proposal or the objective matters on which the proposal is based;

(3) the proposed the time or time limit, location, and method of convening the meeting;

(4) the clear and specific proposals;

(5) the contact information of the proposed supervisor and proposal date.

Within three days after receiving a written proposal from a supervisor, the office of the Supervisory Committee or the chairman of the Supervisory Committee shall issue a notice to convene an extraordinary meeting of the Supervisory Committee.

When a supervisor proposes to convene an extraordinary meeting of the Supervisory Committee, a written proposal signed by the proposing supervisor shall be submitted through the office of the Supervisory Committee or directly to the chairman of the Supervisory Committee. The written proposal shall include the following items:

(1) the name of the proposed supervisor;

(2) the reason for the proposal or the objective matters on which the proposal is based;

(3) the proposed the time or time limit, location, and method of convening the meeting;

(4) the clear and specific proposals;

(5) the contact information of the proposed supervisor and proposal date.

Within three business days after receiving a written proposal from a supervisor, the office of the Supervisory Committee or the chairman of the Supervisory Committee shall issue a notice to convene an extraordinary meeting of the Supervisory Committee.

Article 25	Article 25

The meetings of the Supervisory Committee shall be convened and presided over by chairman of the Supervisory Committee. If chairman of the Supervisory Committee is unable or fails to perform his duties, a supervisor jointly elected by more than half of the supervisors shall convene and preside over the meetings.

The meetings of the Supervisory Committee shall be convened and presided over by chairman of the Supervisory Committee. If chairman of the Supervisory Committee is unable or fails to perform his duties, a supervisor jointly elected by more than half of the supervisors shall convene and preside over the meetings.

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Presiding Officer shall, on the proposal of the supervisors, require directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel, other employees of the Company or relevant personnels of intermediary institutions to attend the meetings to receive inquiries.

The secretary of the board of directors shall attend the meetings of the Supervisory Committee.

Presiding Officer shall, on the proposal of the supervisors, require directors~~, presidents, senior vice presidents, vice presidents, chief financial officer~~ and ~~other~~ senior management personnel, other employees of the Company or relevant personnels of intermediary institutions to attend the meetings to receive inquiries.

The secretary of the board of directors shall attend the meetings of the Supervisory Committee.

Article 26	Article 26

The meetings of the Supervisory Committee shall be held only when more than half of the supervisors are present in person.

The resolutions of the Supervisory Committee shall be passed by more than two-thirds of the members of the Supervisory Committee through voting.

The voting at the Supervisory Committee meeting shall be carried out in the form of one person, one vote, and in writing. The voting intentions of supervisors are divided into agree, disagree, and abstain.

The meetings of the Supervisory Committee shall be held only when more than half of the supervisors are present ~~in person~~.

The resolutions of the Supervisory Committee shall be passed by more than two-thirds of the members of the Supervisory Committee through voting.

The voting at the Supervisory Committee meeting shall be carried out in the form of one person, one vote, and in writing. The voting intentions of supervisors are divided into agree, disagree, and abstain.

Article 27	Article 27
To convene a meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten days in advance and submit it to all supervisors by direct delivery, fax, express mail, registered mail or other means. In case other than direct delivery, it shall also be confirmed by telephone and the corresponding record keeping shall be made. Documents to be discussed at the meeting shall be delivered to all supervisors at least seven business days in advance.	~~To convene a meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten days in advance~~ To convene a regular or extraordinary meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten and five days in advance respectively and submit it to all supervisors by direct delivery, fax, express mail, registered mail or other means. In case other than direct delivery, it shall also be confirmed by telephone and the corresponding record keeping shall be made. Documents to be discussed at the meeting shall be delivered to all supervisors at least seven ~~business~~ days for regular meeting and three days for extraordinary meeting in advance.
Article 28	Article 28
The meeting of the Supervisory Committee shall be held in the form of tele-conference or with the aid of similar communication equipment, and all supervisors attending the meeting shall be deemed to have attended the meeting in person. When voting by correspondence, supervisors shall fax their written opinions and voting intentions on the matters under consideration to the office of the Supervisory Committee after signing and confirming. Supervisors should not only state their voting opinions without their written opinions or voting reasons.	The meeting of the Supervisory Committee shall be held in the form of video-conference, tele-conference or with the aid of similar communication equipment, and all supervisors attending the meeting shall be deemed to have attended the meeting in person. When voting by correspondence, supervisors shall ~~fax~~ return their written opinions and voting intentions on the matters under consideration to the office of the Supervisory Committee after signing and confirming. ~~Supervisors should not only state their voting opinions without their written opinions or voting reasons.~~

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Article 29	Article 29
If the Supervisory Committee has distributed the contents of the proposed resolution to all supervisors in writing and the number of supervisors who have signed resolution has reached the number required to make a decision as stipulated in Article 26 of these Rules, an effective resolution can be formed for the matters that need to be voted by the extraordinary meeting of the Supervisory Committee, and a meeting of the Supervisory Committee is not required to convene.	If the Supervisory Committee has distributed the contents of the proposed resolution to all supervisors in writing and the number of supervisors who have signed resolution has reached the number required to make a decision as stipulated in Article 26 of these Rules, an effective resolution can be formed for the matters that need to be voted by the extraordinary meeting of the Supervisory Committee, and a physical meeting of the Supervisory Committee is not required to convene.
Article 33	Article 33
Supervisors shall attend the meeting of the Supervisory Committee in person. If the supervisor is unable to attend for some reason, he may entrust other supervisors to attend on his behalf in writing. The power of attorney shall specify scope of authorization. The Supervisory Committee shall request the general meeting of shareholders to replace supervisor who did not attend the meetings of the Supervisory Committee twice consecutively nor did he or she entrust other supervisors to exercise his or her powers on his or her behalf.	Supervisors shall attend the meeting of the Supervisory Committee in person. If the supervisor is unable to attend for some reason, he may entrust other supervisors to attend on his behalf in writing. The power of attorney shall specify scope of authorization and voting intention. The Supervisory Committee shall request the general meeting or employee representative meeting to replace supervisor who did not attend the meetings of the Supervisory Committee twice consecutively nor did he or she entrust other supervisors to exercise his or her powers on his or her behalf.
Article 34	Article 34
A supervisor may resign before the expiration of his term of office, and a written resignation report shall be submitted to the Supervisory Committee.	A supervisor ~~may~~ who resigns before the expiration of his term of office~~, and~~ shall submit a written resignation report ~~shall be submitted~~ to the Supervisory Committee.
Article 37	Article 37

The files of the Supervisory Committee meeting, including the meeting notice and meeting materials, meeting attendance book, meeting recording materials, voting tickets, meeting record keeping signed and confirmed by the supervisors attending the meeting, resolution announcement, etc., shall be kept by a special person.

The files of the Supervisory Committee meeting, including the meeting notice and meeting materials, meeting attendance book, meeting recording materials, voting tickets, meeting record keeping signed and confirmed by the supervisors attending the meeting, resolution announcement, etc., shall be kept by a special person.

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The files of the Supervisory Committee meeting shall be preserved for more than 10 years.	The files of the Supervisory Committee meeting shall be preserved as Company files for more than 10 years.
Article 38	Article 38
All supervisors of the Supervisory Committee have the right to obtain the Company information needed to perform their duties. The supervisors obtain information mainly through the office of the Supervisory Committee.	(Deleted)
Article 39	Article 39

Daily communication of information. The office of the Supervisory Committee shall provide all supervisors with relevant reports and materials currently available in the Company.

In addition, the Company’s important conference report, the Company’s files with respect to management system and management policy and reports of other major events should be communicated by the office of the Supervisory Committee with the office of the president of the Company and delivered to all supervisors in a timely manner.

(Deleted)
Article 40	Article 38
The office of the Supervisory Committee is established under the Supervisory Committee. The office of the Supervisory Committee is the daily administrative body of the Supervisory Committee, equipped with a number of directors, deputy directors, department level and below employees who understand financial, auditing, legal and other professional knowledge.	The office of the Supervisory Committee is established under the Supervisory Committee. The office of the Supervisory Committee is the daily administrative body of the Supervisory Committee, equipped with a number of directors, deputy directors~~, department level~~ and below employees who ~~understand~~ are equipped with financial, auditing, legal and other professional knowledge.
Article 41	Article 39

The duties of the office of the Supervisory Committee are:

(1) to be responsible for preparing and organizing meetings of the Supervisory Committee, preparing meeting documents, arranging relevant meetings, and being responsible for the accuracy of meeting records;

(2) to keep the meeting documents and records, to master the implementation of relevant resolutions of the Supervisory Committee, and reminding chairman of the Supervisory Committee to communicate with the board of directors and make suggestions on important issues that need to be considered by the Supervisory Committee before the relevant board of directors is convened;

The duties of the office of the Supervisory Committee are:

(1) to be responsible for preparing and organizing meetings of the Supervisory Committee, preparing meeting documents, arranging relevant meetings, and being responsible for the accuracy of meeting records;

(2) to keep the meeting documents and records, to master the implementation of relevant resolutions of the Supervisory Committee, and ~~reminding chairman of the Supervisory Committee to communicate with the board of directors and make suggestions on important issues that need to be considered by the Supervisory Committee before the relevant board of directors is convened~~ submit review opinions of the Supervisory Committee timely before the convening of the board of directors meeting;

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(3) to actively organize and carry out research work, timely and accurate grasp of the situation, provide accurate basis for the implementation of supervision by the Supervisory Committee;

(4) when the Supervisory Committee considers necessary to hire independent accounting firm to conduct auditing, it shall be responsible for the recommendation of the accounting firm to be engaged and the coordination and liaison work during the auditing period;

(5) to be responsible for coordinating the collection of required information by the Supervisory Committee and supervisors;

(6) to be responsible for the contact with various departments of the Company’s organs and the accounting firm employed by the Company, and to do a good job of communication;

(7) to be responsible for the research of the Supervisory Committee on the supervision policies and the supervision mechanism of the Company, and to provide relevant information and research reports to the members of the Supervisory Committee in a timely manner;

(8) to be responsible for the confidentiality of sensitive information of the Company within the scope of the Supervisory Committee, and to formulate corresponding confidentiality systems and measures;

(9) other daily affairs that the Supervisory Committee needs to carry out.

(3) to actively organize and carry out research work, timely and accurate grasp of the situation, provide accurate basis for the implementation of supervision by the Supervisory Committee;

(4) when the Supervisory Committee considers necessary to hire independent accounting firm to conduct auditing, it shall be responsible for the recommendation of the accounting firm to be engaged and the coordination and liaison work during the auditing period;

(5) to be responsible for coordinating the collection of required information by the Supervisory Committee and supervisors;

(6) to be responsible for the contact with various departments of the Company’s ~~organs~~ and the accounting firm employed by the Company, and to do a good job of communication;

(7) to be responsible for the research of the Supervisory Committee on the supervision policies and the supervision mechanism of the Company, and to provide relevant information and research reports to the members of the Supervisory Committee in a timely manner;

(8) to be responsible for the confidentiality of sensitive information of the Company within the scope of the Supervisory Committee, and to formulate corresponding confidentiality systems and measures;

(9) other daily affairs that the Supervisory Committee needs to carry out.

* The Rules of Procedures of Supervisory Committee is written in Chinese without an official English version. Therefore, the English translation above is for reference only. In case of inconsistency, the Chinese version shall prevail.

Following the above amendments, the number of articles of the Rules of Procedures of Supervisory Committee will decrease from 44 to 42 and other articles will be renumbered accordingly.

A circular containing, among other things, the proposed amendments to the Rules of Procedures of Supervisory Committee, will be despatched to shareholders of the Company as soon as practicable.

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By order of the Board PetroChina Company Limited Company Secretary WANG Hua

Beijing, the PRC

30 August 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.

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